EX-99.77H - Tax-Exempt Bond Trust

On August 23, 2004, Safeco Insurance Company of America redeemed 397,434 shares of the Safeco Intermediate-Term Municipal Bond Fund. At the time of the redemption, this represented 26% of the shares outstanding of the fund. This redemption did not result in any new shareholders acquiring control of the fund.